Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 4/18/01

QUESTION
Will we be allowed to carry over any 2001 vacation into 2002?

ANSWER
As previously answered, we have not made a decision as to the carry over of vacation hours from calendar 2001 to calendar 2002. As the merger process progresses over the next few months we will consider the need to allow carry over of vacation, over and above what the vacation policy currently allows. We encourage associates to follow through with their planned vacations.


QUESTION
Please address the question of PIRA loans and what happens to them when the new company forms and an associate will be working for the newly formed company. Thank you.

ANSWER
If and when there is a new 401K administrator for the newly formed company, we will require the new administrator to honor existing loan balances for active associates.


QUESTION
I understand the eliminated positions...what if I am offered an equivalent position and am required to relocate out of state and choose not to, would I receive a severance package? Also, does equivalent position mean equivalent pay? I read that salaries may be re-evaluated.

ANSWER
As previously answered, if your position is eliminated and you are offered an equivalent position or a new position that requires a transfer to another state and you decline the offer, yes, you will be offered a severance package. Yes, equivalent position means equivalent pay.

As previously answered, compensation plans of both AmeriSource and Bergen will be compared and any appropriate and necessary adjustments will be determined after that review is completed and the transaction has closed.


QUESTION
Where can the severance packages be located on the TAO system?

ANSWER
Actually, you can see the BBC Layoff Severance Policy in this Q & A. Please scroll down to the questions and answers as of 3/27/01. The second to the last question and answer describes the Layoff Severance Policy.

On the TAO system, you can find the BBC Layoff Severance Policy in the Bulletin Boards section under HR Policy/Procedures. The Layoff Severance Policy is policy number 203.

QUESTION
How will the three "Bergen" board members be chosen to join the Board of Directors of the new Company?

ANSWER
The board of directors of AmeriSource-Bergen Corporation will be made up of ten directors, five from BBC and five from AmeriSource. The ten directors will be made up of the following:

1 -        Robert Martini, BBC's current Chairman and CEO

2 -        David Yost, AmeriSource's current Chairman and CEO

3, 4, 5 -  Three current BBC outside Directors

6, 7, 8 -  Three current members of AmeriSource's Board of Directors

9 - BBC's current Board will select a director not presently affiliated with either company

10 - AAS's current Board will select a director not presently affiliated with either company

The three "Bergen" board members will be chosen as follows:

The nominating committee of BBC's Board of Directors will nominate three current BBC board members, with final confirmation by the full board.


QUESTION
The BBC Layoff Severance Policy states that associates will receive one (1) week's pay for each full year of service plus: four (4) additional weeks for associates with five through nine full years of service; six (6) additional weeks for associates with ten or more full years of service. What happens if you are laid off two months prior to ten full years of service?

ANSWER
"Full years of service" means just that. If you are laid off two months prior to ten full years of service you will receive thirteen weeks severance pay; one week for each of your nine full years of service plus four additional weeks.


QUESTION
Will some distribution centers close?

ANSWER
Yes, there will be some consolidation between the two distribution companies. However, for legal and other important business reasons, Bergen and AmeriSource will continue to operate independently through their existing distribution networks until after the merger is consummated. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers, and others to determine the most efficient and high quality distribution network.

Forward-Looking Statements

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.